FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F_	X	Form 40-F_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes_	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes_	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes_	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Other Material Matters of Management

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	September 04, 2008	By:	/s/ Nam Ju Kim
			Name:	NAM JU KIM
			Title:	Chief Executive Officer

Other Material Matters of Management

1.	Purpose of Submit

The largest shareholder’s share disposal and contract

2.	Material Issues

The largest shareholder and CEO, Kim Nam Ju and the majority shareholder, Cho Ki-Yong, Song Kil-Saup, Woori Investment Security Co.,Ltd, Cho Hyo Sik make the contract of selling 1,686,349 shares (13.00%) of their own share to NHN games Co.,Ltd.

(1)	The parties of contract

1)	Transferee: Kim Nam Ju, Cho Ki-Yong, Song Kil-Saup, Woori Investment Security Co.,Ltd, Cho Hyo Sik

2)	Transferor : NHN Games

(2)	Contract details

1)	The number of sale shares: 1,686,349 registered common stock(13.00)

(Unit : share, %)

Transferee			Transferor
name	volume	Ratio	name	volume	ratio
Kim Nam Ju	259,152	2.00	NHN Games Co.,Ltd	1,686,349	13.00
Cho Ki-Yong	191,191	1.47
Song Kil-Saup	198,357	1.53
Woori Co.Ltd	797,649	6.15
Cho Hyo Sik	240,000	1.85
Total	1,686,349	13.00

* Stock position before and after transfer

(Unit : share, %)	(단위 : 주, %)

	Before transfer		Difference		After transfer
name	volume	ratio	volume	ratio	volume	ratio
NHN Games	1,394,216	10.75	1,686,349	13.00	3,080,565	23.74
Kim Nam Ju	813,279	6.27	-259,152	-2.00	554,127	4.27
Cho Ki-Yong	600,000	4.62	-191,191	-1.47	408,809	3.15
Song Kil-Saup	622,491	4.80	-198,357	-1.53	424,134	3.27
Woori Co.Ltd	797,649	6.15	-797,649	-6.15	-	-
Cho Hyo Sik	240,000	1.85	-240,000	-1.85	-	-

2)	Amount : 30,306,282,000 Won

3)	Method : off-board sale

4)	Payment

-	Initial payment : 3,030,628,200 Won / Date : Contract Date (2008.09.03)

-	Last payment : 27,275,653,800 Won / Date : Sale termination date (Date of extraordinary shareholders’ meeting)

5)	Method of transfer : transfer the following shares transferor right after last payment is paid

3.  Contract date: September 3th, 2008

4.  Others

(1)	The largest shareholder after closing contract above will be subject to become NHN Games

(2)	Details of thelargest shareholder after change

1)	Name : NHN Games (non-listed corperation)

2)	CEO : Kim Byoung Kwan

3)	Established: October, 2004

4)	Address : Jungja-dong, Bundang-ku, Sungnam-si, Kyunggi-do

5)	Main business : Online/Mobile game software development and survice

6)	Financial Condition(2007)

	Amount (KRW mm)		Amount (KRW mm)
Total assets	12,987	Sales	12,042
Total liabilities	6,589	Operating profit	3,547
Capital stock	6,400	Income before provision for income tax	3,373
Total stockholders’ equity	6,397	Net Profit	3,373

7)	Relationship between Webzen and the largest shareholder after change : the majority shareholder

8)	acquisition purpose : acquisition of the right to participate in management

9)	Financing method : capital and loan

10)	Board of directors organization after acquisition : new board members will be appointed at shareholders’ meeting

11)	Strategy for shareholder : maximizing shareholder’s value by increasing revenue and promoting profit system

●        This disclosure is regarding the June 11th, 2008 disclosure on inquiry